Bemo Corporation



ANNUAL REPORT

1332 North N Street

Lake Worth, FL 33460

(305) 204-2066

http://bemoband.com/

This Annual Report is dated April 28, 2022.

BUSINESS

Our product, the Bemo band, is a dynamic real-time visual alert hand & zone-based sanitization, behavior modification, and notification system.

We are an Installation, Software Licensing & Maintenance Company with potential revenue streams that include the Sales, Leasing & Installation of Licensed Proprietary Hardware and Software Systems, as well as Software as a Service (SAAS) & Training.

Incorporating user-defined roles, timings, active and passive triggers including but not limited to; lighting, vibration, and predetermined sequential stimuli for procedural compliance and identification of high-risk zones, for the purposes of accelerating economic growth in the hospitality, food handling/processing, and retail industries by improving health, consumer confidence and the limitation of potential liability.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 8,000,000

Use of proceeds: Founders and Employees' Shares

Date: August 16, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

We are at the phase where we require capital to go to limited-scale proprietary hardware production. We hope to use most funds raised on scaling up our hardware production so that we can meet future supply demands.

Founders will continue to fund operations for the next 12 to 24 months while seeking Angel Investors, VC Capital, and other Financing Options in addition to engaging business partners seeking in-kind contributions towards our manufacturing and sales goals.

Foreseeable major expenses based on projections:

Major expenses include Proprietary Hardware & Software Deployment, which will happen within the first 4 months following our funding campaign, followed by Supply Inventories, Advertising & Public Relations, and Expense, and once in our Rollout Phase, Recruitment & Training Expenses.

Future operational challenges:

We are set to move quickly and scale our activities to be commensurate with our capital raise achievements. Future challenges we foresee are related to producing enough products to meet demand.

Future challenges related to capital resources:

We fully expect that limited production and strategic rollout will create demand significantly higher than our base model, therefore our ability to scale up and keep up with demand and Installation schedules will be dependent on having available capital from this raise and other financing options.

Future milestones and events:

If we are able to produce enough product and increase and stabilize our sales within the first year of operating, which is our current goal, this should produce enough revenue to help us meet and sustain our future growth targets without the necessity of additional outside funding.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,579.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gregory Ruhl
Position: CTO
Dates of Service: August 16, 2021 - Present
Responsibilities: Technology Hardware & Software Development. Currently does not take a salary and dedicates 20+ hours per week to Bemo.
Position: Director
Dates of Service: June 01, 2021 - Present
Responsibilities: Responsible for continued Hardware and Software support and development, in addition to being our Liaison with Cruise Industry C-Suite executives with whom Greg has worked with for the last 20 years.

Name: Christopher Kennedy
Position: COO
Dates of Service: August 16, 2021 - Present
Position: Director
Dates of Service: June 01, 2021 - Present
Responsibilities: Manage all new product rollouts and installation of systems for these rollouts. General management of product and operations. Currently does not take a salary and dedicates approximately 40+ hours per week to his work with Bemo.
Position: Director
Dates of Service: June 01, 2021 - Present
Responsibilities: Chris will be the Director of Compliance - Insuring and updating procedural guidelines and operational mandates to insure that Bemo is the Clean you can see!.
Position: Treasurer
Dates of Service: June 01, 2021 - Present

Responsibilities: Researching financing alternatives, analyzing options and providing recommendations to the board. Structuring debt arrangements with lenders Ensuring compliance with lender agreements. Managing corporate investments Monitoring cash flow. Communicating the organization's operating and financial strategies to investors and creditors. Hiring, training and retaining skilled staff in the finance or accounting departments.
Position: Secretary
Dates of Service: June 01, 2021 - Present
Responsibilities: Responsibilities include taking and recording meeting minutes, organizing all of the corporation's significant documents and executes all Board of Director meetings and Shareholder Meetings.

Name: Daren Houghtaling
Daren Houghtaling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO, President
Dates of Service: May 01, 2021 - Present
Responsibilities: Strategic implementation of our Business model, including Product manufacture, Sales & Marketing, R&D, Cost Controls, and acts as principal accounting officer.
Position: Director
Dates of Service: May 01, 2021 - Present
Responsibilities: Responsibilities include marketing and sales processes involved with all current product lines, development of future upgrades, enhancements in response to Customer feedback and requirements.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Christopher Kennedy
Amount and nature of Beneficial ownership: 2,600,000
Percent of class: 32.5

Title of class: Common Stock
Stockholder Name: Gregory Ruhl
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 31.25

Title of class: Common Stock

Stockholder Name: Daren Houghtaling
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 31.25

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Bemo Corporation

By   /s/ *Daren Houghtaling*

Name: Daren Houghtaling

Title: President, CEO & DIRECTOR

Exhibit A

FINANCIAL STATEMENTS

Bemo Corporation. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bemo Corporation.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 7, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,579
Total Current Assets	2,579
TOTAL ASSETS	2,579
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Total Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	12,716
Additional Paid in Capital	-
Accumulated Deficit	(10,137)
Total Equity	2,579
TOTAL LIABILITIES AND EQUITY	2,579

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	10,137
Total Operating Expenses	10,137
Net Income (loss)	(10,137)

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(10,137)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(10,137)
FINANCING ACTIVITIES	
Issuance of Shares and Paid in Capital	12,716
Net Cash provided by (used in) Financing Activities	12,716
Cash at the beginning of period	-
Net Cash increase (decrease) for period	2,579
Cash at end of period	2,579

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 8/16/2021 (inception)	-	-	-	-	-
Issuance of Common Stock	7,600,000	12,716	-	-	12,716
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(10,137)	(10,137)
Ending Balance 12/31/2021	7,600,000	12,716	-	(10,137)	2,579

Bemo Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bemo Corporation ("the Company") was formed in Florida August 16th, 2021. The Company plans to earn revenue through Licensed Proprietary Hardware and Software Systems, Software as a Service (SAAS) & Training. Our company, has patented (Patent Pending) the fastest way to provide a long- term building block for all hospitality business environments, to skyrocket Consumer Confidence, Business Growth and Limit Liability for Business Owners… we call it BEMO (pron; bee-mo). Bemo is a visual notification system that communicates directly to consumers and managers in real time that employees are compliant with the highest standards of cleanliness & sanitization via wearable LED light beacon devices.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan. See Note 7.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value per share. 7,600,000 shares were issued and outstanding as 2021. 400,000 shares were issued subsequent to 2021

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2022, the date these financial statements were available to be issued.

The Company issued 400,000 shares of common stock to service providers that immediately vest.

NOTE 8 – GOING CONCERN

The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Daren Houghtaling, Principal Executive Officer of Bemo Corporation, hereby certify that the financial statements of Bemo Corporation included in this Report are true and complete in all material respects.

Daren Houghtaling

President, CEO & DIRECTOR